BTQ Technologies Corp. Announces Closing of Brokered LIFE Financing of C$10 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, BC, December 19, 2024 BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission- critical networks is pleased to announce the closing of its previously announced commercially reasonable efforts private placement (the "Offering"). Under the Offering, the Company sold 3,355,704 common shares of the Company ("Common Shares") at a price of C$2.98 per Common Share, for aggregate gross proceeds of approximately C$10,000,000. A.G.P. Canada Investments ULC ("A.G.P. Canada") acted as sole bookrunner for the Offering and A.G.P./Alliance Global Partners ("A.G.P.") acted as the sole U.S. agent to the Company in connection with the Offering.

The Common Shares were sold pursuant to the listed issuer financing exemption ("LIFE Exemption") under Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), in the provinces of British Columbia, Alberta and Ontario. The Company filed a Form 45-106F1 offering document (the "Offering Document"), which may be accessed under the Company's profile at www.sedarplus.ca and on the Company's website at https://www.btq.com. Pursuant to applicable Canadian securities laws, the Shares issued pursuant to the LIFE Exemption are immediately freely tradeable for Canadian purchasers and are not subject to a restricted trade period.

The Company intends to use the net proceeds from the Offering for general corporate purposes, working capital and in relation to its quantum computation memory product. The Company has paid A.G.P. Canada a cash fee equal to 7% of the gross proceeds from the Offering and issued to A.G.P. Canada non- transferable broker warrants (each, a "Broker Warrant") equal to 5% of the total number of Common Shares sold pursuant to the Offering. Each Broker Warrant will be exercisable for one Common Share at a price of C$4.09 per Broker Warrant and is exercisable for a period of 60 months following the completion of the Offering.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About BTQ

BTQ was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Forward-Looking Statements:

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares and its use of proceeds from the Offering. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

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The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward- looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Cboe Canada does not accept responsibility for the adequacy or accuracy of the content of this Press Release.